SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                           BIOPSYS MEDICAL, INC.
                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                090651 10 0
                               (CUSIP Number)

                           Michael Ullmann, Esq.
                             Johnson & Johnson
                        One Johnson & Johnson Plaza
                          New Brunswick, NJ 08933
                               (908) 524-0400
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                                May 21, 1997
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)
                            (Page 1 of 9 Pages)

     CUSIP NO. 090651 10 0              13D             Page  2 of 9 Pages

1    NAME OF REPORTING PERSON
          Johnson & Johnson
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          22-01024240

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  [ ]
                                                                 (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS *
     WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


                         7         SOLE VOTING POWER
       NUMBER OF                       1,970,511 <F1>
        SHARES
     BENEFICIALLY        8         SHARED VOTING POWER
     OWNED BY EACH                     None
       REPORTING
     PERSON WITH

                         9         SOLE DISPOSITIVE POWER
                                        1,970,511 <F1>

                        10         SHARED DISPOSITIVE POWER
                                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,970,511 <F1>

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                 [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.6% <F2>

14   TYPE OF REPORTING PERSON *
          HC; CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT

<F1> The shares of common stock of Biopsys Medical, Inc. (the "Issuer")
     covered by this report are purchasable by Johnson & Johnson ("J&J") upon exercise of an option (the "Option") granted to J&J pursuant to the Stock Option Agreement dated as of May 21, 1997 between Issuer and J&J (the "Stock Option Agreement"), and described in Item 4 of this report. Prior to the exercise of the Option, J&J is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by J&J under the Option, which is initially set to equal 1,970,511 shares, will be adjusted if necessary so that the number of shares purchasable by J&J upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, J&J expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by J&J upon exercise of the Option.

     The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of the date hereof, excluding shares issuable upon exercise of the Option.

<F2> Adjusted to reflect the issuance by the Issuer of 1,970,511 shares of common stock of the Issuer upon exercise of the Option as described herein.



                             Page 3 of 9 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock," an individual share of which is a "Share"), of Biopsys Medical, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3 Morgan, Irvine, California 92618.

Item 2.  Identity and Background

     This Schedule 13D is filed by Johnson & Johnson ("J&J"), a New Jersey corporation that is engaged in the manufacture and sale of a broad range of products in the health care field in many countries of the world. The principal executive offices of J&J are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number is (908) 524-0400.

     During the last five years, to the best of J&J's knowledge, neither J&J nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The name, citizenship, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     This Statement relates to an option granted to J&J by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles J&J to purchase 1,970,511 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of May 21, 1997, between J&J and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $27.55 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of shares purchasable by J&J upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding Shares immediately prior to the time of such exercise. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 10.1 to this Schedule 13D, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

     The Option was granted by the Issuer as an inducement to J&J to enter into the Agreement and Plan of Merger dated as of May 21, 1997, among J&J, Palisades Merger Corp., a Delaware corporation and a wholly owned subsidiary of J&J ("Sub"), and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer and various regulatory agencies), Sub will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding Share, generally other than those Shares owned by the Issuer or J&J or Sub, will be converted into the right to receive the number of shares of common stock, par value $1.00 per share, of J&J ("J&J Common Stock") equal to the amount obtained by dividing $27.55 by the average closing price of J&J Common Stock over a 20 trading day period. Reference is hereby made to the Merger Agreement, which is included as Exhibit 2.1 to this Schedule 13D, for the full text of its terms. If the Merger is consummated pursuant to the Merger Agreement, the Option will not be exercisable and will expire in accordance with its terms. No monetary consideration was paid by J&J to the Issuer for the Option.


                             Page 4 of 9 Pages

     If J&J elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by a combination of available working capital and/or the sale, in whole or in part, of Option Shares following such exercise.

Item 4.  Purpose of Transaction

     As stated above, the Option was granted to J&J in connection with the execution of the Merger Agreement. If the Merger is consummated pursuant to the Merger Agreement, the Option will not be exercisable and will expire in accordance with its terms. The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing.

     If the Merger is consummated in accordance with the terms of the Merger Agreement, directors of Sub will become the directors of the Surviving Corporation until their respective successors have been duly elected and qualified or until their earlier resignation or removal, and the officers of Issuer will become the officers of the Surviving Corporation until their respective successors have been duly appointed and qualified or until their earlier resignation or removal.

     J&J has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, as amended, in order to permit the sale by J&J of any Option Shares purchased under the Option.

     In the event the Merger is consummated, the Common Stock will be delisted from the Nasdaq National Market and will be converted into shares of J&J Common Stock, which at the effective time of the Merger will be listed on the New York Stock Exchange.

     The descriptions herein of the Merger Agreement and the Stock Option Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to this
Schedule 13D and which are incorporated herein by reference in their entirety.

     Other than as described above, J&J has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of
Schedule 13D (although J&J reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Option, J&J may be deemed to be the beneficial owner of 1,970,511 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on May 21, 1997, as set forth in the Merger Agreement). J&J would have sole voting and dispositive power with respect to such Shares if the Option were exercised.

     The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by J&J as to the beneficial ownership of any Option Shares, and, prior to exercise of the Option, J&J expressly disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither J&J nor, to the best of J&J's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     J&J has entered into a Stockholder Agreement dated as of May 21, 1997 with certain affiliated stockholders (the "Stockholders") of Issuer (the "Stockholder Agreement") pursuant to which the Stockholders have agreed to vote (or cause to be voted) their Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated



                             Page 5 of 9 Pages
thereby. Each Stockholder has also granted to J&J and two of J&J's officers, in their capacities as officers of J&J, an irrevocable proxy to vote such Stockholder's Shares in favor of adoption of the Merger Agreement. As of May 21, 1997, the Stockholders held approximately 3,277,114 Shares. Reference is hereby made to the Stockholder Agreement, which is included as Exhibit 10.2 to this Schedule 13D, for the full text of its terms. The Stockholder Agreement is incorporated herein by reference in its entirety.

     J&J does not hold general voting discretion with respect to the Shares held by the Stockholders subject to the Stockholder Agreement. Nothing herein shall be deemed an admission by J&J as to the beneficial ownership of any Shares, and, J&J expressly disclaims beneficial ownership of all Shares held by the Stockholders subject to the Stockholder Agreement.

     Except for the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

   Exhibit                    Description

     2.1 Agreement and Plan of Merger dated as of May 21, 1997, among Johnson & Johnson, Palisades Merger Corp. and Biopsys Medical, Inc.

     10.1 Stock Option Agreement dated as of May 21, 1997, between Biopsys Medical, Inc., as Issuer, and Johnson & Johnson, as Grantee.

     10.2 Stockholder Agreement dated as of May 21, 1997, among Johnson & Johnson and certain affiliated stockholders of Biopsys Medical, Inc.










                             Page 6 of 9 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.


                                        JOHNSON & JOHNSON
June 2, 1997


                                        By: /s/ Peter S. Galloway
                                           --------------------------
                                            Name:  Peter S. Galloway
                                            Title: Secretary



                             Page 7 of 9 Pages

                                 SCHEDULE A

Names of Directors and
      Officers              Principal Occupation   Residence or Business
    (Citizenship)             or Employment        Address of Organization

1. Dr. Gerard N. Burrow(*)  Dean of the Yale       Yale New Haven School of
   (United States)          University School of   Medicine
                            Medicine since 1992    333 Cedar Street
                                                   New Haven, CT 06510

2. Joan Ganz Cooney(*)      Chairman, Children's   Children's Television
   (United States)          Television Workshop    Workshop
                                                   One Lincoln Plaza
                                                   New York, NY 10023

3. James Cullen(*)          Vice Chairman of the   Bell Atlantic Corporation
   (United States)          Board, Bell Atlantic   1310 North Court House Road
                            Corporation            Arlington, VA 22201

4. Robert J. Darretta       Vice President,        Johnson & Johnson
   (United States)          Finance, and Member,   One Johnson & Johnson Plaza
                            Executive Committee    New Brunswick, NJ 08933
                            of Johnson & Johnson

5. Russell C. Deyo          Vice President,        Johnson & Johnson
   (United States)          Administration, and    One Johnson & Johnson Plaza
                            Member, Executive      New Brunswick, NJ 08933
                            Committee of Johnson
                            & Johnson

6. Roger S. Fine            Vice President,        Johnson & Johnson
   (United States)          General Counsel, and   One Johnson & Johnson Plaza
                            Member, Executive      New Brunswick, NJ 08933
                            Committee of Johnson
                            & Johnson

7. Ronald G. Gelbman        Member, Executive      Johnson & Johnson
   (United States)          Committee of Johnson   One Johnson & Johnson Plaza
                            & Johnson              New Brunswick, NJ 08933

8. Philip M. Hawley(*)      Former Chairman and    Philip M. Hawley
   (United States)          Chief Executive        Suite 2280
                            Officer of Carter      444 South Flower Street
                            Hawley Hale Stores,    Los Angeles, CA 90071-2900
                            Inc.

9. JoAnn H. Heisen          Vice President,        Johnson & Johnson
   (United States)          Chief Information      One Johnson & Johnson Plaza
                            Officer, and Member,   New Brunswick, NJ 08933
                            Executive Committee
                            of Johnson & Johnson

10. Ann Dibble Jordan(*)    Director of various    Johnson & Johnson
    (United States)         other corporations     One Johnson & Johnson Plaza
                                                   New Brunswick, NJ 08933

                            Member, Executive      Johnson & Johnson
11. Christian A. Koffmann   Committee of Johnson   One Johnson & Johnson Plaza
    (France)                & Johnson              New Brunswick, NJ 08933

--------
(*) Indicates director of Johnson & Johnson

                             Page 8 of 9 Pages

Names of Directors and
      Officers              Principal Occupation   Residence or Business
    (Citizenship)             or Employment        Address of Organization


12. Arnold G. Langbo(*)     Chairman of the        111 Capital Avenue, S.W.
    (Canada)                Board and Chief        Battle Creek, MI 49015
                            Executive of the
                            Kellogg Company

13. Ralph S. Larsen(*)      Chairman, Board of     Johnson & Johnson
    (United States)         Directors, Chief       One Johnson & Johnson Plaza
                            Executive Officer,     New Brunswick, NJ 08933
                            and Chairman,
                            Executive Committee
                            of Johnson & Johnson

14. James T. Lenehan        Member, Executive      Johnson & Johnson
    (United States)         Committee of Johnson   One Johnson & Johnson Plaza
                            & Johnson              New Brunswick, NJ 08933

15. Dr. John S. Mayo(*)     President, Emeritus,   AT&T Bell Laboratories, Inc.
    (United States)         AT&T Bell              600 Mountain Avenue
                            Laboratories, Inc.     Murray Hill, NJ 07974

16. Thomas S. Murphy(*)     Former Chairman of     Capital Cities/ABC, Inc.
    (United States)         the Board and Chief    77 West 66th Street
                            Executive Officer of   New York, NY 10023-6298
                            Capital Cities/ABC,
                            Inc.

17. Paul J. Rizzo(*)        Retired Vice           IBM Corporation
    (United States)         Chairman of            Old Orchard Road
                            International          Armonk, NY 10504
                            Business Machines
                            Corporation

18. Maxine F.               President of the       Carnegie Institution of
    Singer, Ph.D.(*)        Carnegie Institution   Washington
    (United States)         of Washington          1530 P Street, N.W.
                                                   Washington, D.C. 20005-1910

19. Roger B. Smith(*)       Retired Chairman of    Johnson & Johnson
    (United States)         General Motors         One Johnson & Johnson Plaza
                            Corporation, Member    New Brunswick, NJ 08933
                            of the Business
                            Council and Trustee
                            of the Alfred P.
                            Sloan Foundation

20. Robert N. Wilson(*)     Vice Chairman, Board   Johnson & Johnson
    (United States)         of Directors, and      One Johnson & Johnson Plaza
                            Vice Chairman,         New Brunswick, NJ 08933
                            Executive Committee
                            of Johnson & Johnson



---------
(*) Indicates director of Johnson & Johnson

                             Page 9 of 9 Pages